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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b),
         (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

                         (Amendment No. ______________)*



                          OUTSOURCE INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   690131 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)



             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [   ]  Rule 13d-1(b)
                  [   ]  Rule 13d-(c)
                  [ x ]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).


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CUSIP NO.  690131 10 7                  13G            PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Paul M. Burrell
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    238,229
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     4,379,878
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   238,229
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               4,379,878
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,618,107
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          53.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------





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CUSIP NO.  690131 10 7                  13G            PAGE   3   OF   8   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Susan Burrell
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (SEE INSTRUCTIONS)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    45,500
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     376,612
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   45,500
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               376,612
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          422,112
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.9%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------





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Item 1.

         (a)      Name of Issuer:

                  Outsource International, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1144 East Newport Center Drive
                  Deerfield Beach, FL  33442

Item 2.

         (a)      Name of Persons Filing:

                           Paul M. Burrell and Susan Burrell

         (b)      Address of Principal Business Office or if None, Residence:

                  1144 East Newport Center Drive
                  Deerfield Beach, FL  33442

         (c)      Citizenship:

                  USA

         (d)      Title of Class of Securities:

                  Common Stock, par value $0.001

         (e)      Cusip Number:

                  690131 10 7

Item 3.

         N/A

Item 4.  Ownership

         A.(a)    Amount Beneficially Owned by Paul M. Burrell:        4,618,107

                  Includes 41,529 shares held of record by Mr. Burrell, 376,612 shares held of record as joint tenants by the entireties with Susan Burrell, 4,003,266 shares held by Mr. Burrell as Voting Trustee under a Voting Trust Agreement dated as of February 21, 1997, and options to purchase 196,700 shares.

         (b)      Percent of Class: 53.3%





                               Page 4 of 8 Pages
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         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           238,229

                  (ii)     Shared power to vote or to direct the vote:
                           4,379,878

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  238,229

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   4,379,878

         B.(a)    Amount Beneficially Owned by Susan Burrell:            422,112

                  Includes 45,500 shares held of record by Susan Burrell and 376,612 held of record as joint tenants by the entireties with Paul M. Burrell.

         (b)      Percent of Class: 4.9%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           45,500

                  (ii)     Shared power to vote or to direct the vote:
                           376,612

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  45,500

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   376,612

Item 5.  Ownership of Five Percent or Less of a Class

         As to 4,003,266 shares held by Mr. Burrell as Voting Trustee under a Voting Trust Agreement dated as of February 21, 1997, the signatories to such Voting Trust Agreement, and not Mr. Burrell, have the right to receive or the power to direct the receipt of dividends from, all the proceeds from the sale of such securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ] (as to Susan Burrell only).




                               Page 5 of 8 Pages

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Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  N/A

Item 9.  Notice of Dissolution of Group

         Susan Burrell ceased to be the owner of more than five percent of the securities as of December, 1999, and any 13G group dissolved on that date. All further filings with respect to transactions in the security reported on will be filed, if required, by members of the group in their individual capacity.

Item. 10. Certification

                  N/A






                          REMAINDER OF PAGE LEFT BLANK






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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000



                                         /s/ Paul M. Burrell
                                         ---------------------------------------
                                         Paul M. Burrell


                                         /s/ Susan Burrell
                                         ---------------------------------------
                                         Susan Burrell







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                                    EXHIBITS


Exhibit A         Joint Filing Agreement*

Exhibit B         Power of Attorney*


------------------------

         * Incorporated by reference to Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 17, 1998.










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